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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.: 1-09026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On January 31, 2002, Compaq posted the following article to its internal intranet:

            NEW YORK, LINUXWORLD, JAN. 30, 2002

            FIORINA TALKS FUTURE OF LINUX, PROPOSED MERGER AT CONFERENCE

            NEW YORK - In her LinuxWorld Conference keynote address here, Hewlett-Packard Chairman and CEO declared 2002 as the breakout year for Linux, the open source technology that is finding favor with big businesses for its flexibility and cost-effectiveness.

            Fiorina highlighted a number of innovative Linux solutions already deployed by customers in the entertainment, banking, service provider, Internet infrastructure and technical computing arenas. Adoption in these markets, along with retail, financial services and public sector, is helping fuel growth in Linux, which consultancy Gartner expects to achieve 50 percent revenue increase in 2002(1), despite uncertain economic conditions.

            "These representatives from the business community aren't supporting Linux because it's popular. They're

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            doing it because it meets their needs and those of
            their customers, and they're putting their money where their mouths are," she said.

            Fiorina announced that one such company, DreamWorks SKG, is expanding its Linux relationship with HP into a three-year strategic alliance. (See the HP release, "HP, DreamWorks Announce Strategic Alliance Aimed at Revolutionizing Animation Production.")

            She also commented on the growing influence of Linux in consumer applications, a milestone that "further demonstrates the mainstream nature of Linux today."

            In her opening remarks, Fiorina recognized the audience for being part of a vanguard of pioneers and innovators who accelerated the idea of Linux and turned it into an undeniable force.

            "A decade ago, this conference couldn't have happened because this movement literally didn't exist. But here we all are -- challenging conventional wisdom and changing the world all at the same time."

            Fiorina praised the open source community for enabling Linux to stay true to the spirit of its revolutionary roots while developing into a solution that can meet the needs of big business.

            She encouraged attendees not to become distracted by the industry discussions surrounding the deployment of Microsoft(R) and Linux solutions.

            "The reality is that Microsoft solutions on industry-standard hardware are a mainstay of many corporations, especially on the desktop, and will continue to be so," Fiorina said. "Likewise, Linux solutions have found their way into a number of mainstream enterprise applications, are already on the desktop in niche applications, and will continue to make inroads.

            "HP offers both solutions, as well as HP-UX, because we see opportunity in offering our customers a choice of building blocks for their heterogeneous environments. That's what we're about. We're the

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            company that others come to when they want to run a
            multi-platform environment for mission-critical services. Right now we're taking a pragmatic approach. The question for us isn't `Will Linux dominate the world?' but `What part of the world will Linux dominate?'"

            Fiorina outlined several initiatives where the open source community should continue to apply its energy to keep moving Linux forward for customers. These included ease of use, support of the Linux Standard base to reduce the complexity of Linux development and the resolution of the royalty-free standards issue currently being debated in standards circles.

            "In HP's view, even the so-called `Reasonable and Non-Discriminatory' patent licensing would distort the standards selection process to an unacceptable level for Web infrastructure software standards," she said. "We continue to work to draft a policy that requires the W3C to endorse only those recommendations which can be used free of royalties."

            HP's CEO also described her company's initiatives to contribute to the advance of Linux. This includes taking a comprehensive approach to help build customer confidence in Linux platforms by offering a full range of sales, consulting, support and education; seeking out the open source community and software, hardware and channel partners to accelerate the delivery of innovative solutions for customers; and delivering a line of security-enhanced servers, blade servers, appliances, workstations, storage media, printers, business PCs and telecommunications racks.

            "We see HP's role as helping to increase Linux' credibility in the business world," she said. "One of the primary motivations of HP's merger with Compaq is our deeply shared belief in standards-based platforms and technologies, and the contributions of the open source movement in helping customers take full advantage of these platforms.

            "Market-unifying standards such as Itanium and Linux, and the inexorable march toward open source and open connectivity standards, will shift the underlying economics and the basis of competition in this industry,

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            leading to more competition, greater choice and
            flexibility for businesses and better ease of use for consumers.

            "One of the aspects of merging with Compaq that our customers find most appealing is that we are both committed to driving adoption of Linux on the Intel and Itanium platforms. Together, we have an unbeatable R&D team with a focus on both the enterprise and consumer. Together, we'll be in a position to help facilitate progress in standards through our relationships with both the enterprise developers and the open source community, and with customer relationships and support, to help Linux continue to mature as a platform for the enterprise."

            About HP

            Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

            (1) Gartner report, "Server Market Predictions for
               2002", Dec. 11, 2001.

            Microsoft is a U.S. registered trademark of Microsoft
            Corp. HP-UX Release 10.20 and later and HP-UX Release
            11.00 and later (in both 32- and 64-bit
            configurations) on all HP 9000 computers are Open
            Group UNIX 95 branded products.

            UNIX is a registered trademark of the Open Group. Intel is a U.S. registered trademark of Intel Corp. Itanium is a trademark of Intel Corp. in the U.S. and other countries and is used under license.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the



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companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended Registration Statement with the SEC containing HP and Compaq's amended preliminary joint proxy statement/prospectus regarding the planned merger between HP and Compaq (the "Merger"). Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not

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been determined as of the date of this filing. A description of the interests of
Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available.